SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding additional shareholding increase by the controlling shareholder of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on November 15, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement

On 15 November 2013, China Petroleum & Chemical Corporation (the “Company”) received a notice from its controlling shareholder, China Petrochemical Corporation (“Sinopec Group”), that in consideration of the value of the Company and its current stock price, Sinopec Group had increased its shareholding in the Company by way of acquiring 126,682,858 A shares  on  the  secondary  market (the  “Shareholding Increase”) through the trading system at the Shanghai Stock Exchange from 5 November 2013 to 15 November 2013. The 126,682,858 A shares includes the A shares acquired by Sinopec Group as disclosed in the announcements of the Company published on 6 November 2013 and 8 November 2013 (the “Announcements”).

As disclosed in the Announcements, on 5 November 2013, the Company was informed by Sinopec Group that Sinopec Group proposed to increase its shareholding in the Company through acquisitions of its A shares on the secondary market in its own name or through other concerting parties within 12 months commencing from 5 November 2013 (the “Increase Period”). The aggregate of such acquisition(s) will not exceed 2% (inclusive of the shares acquired on 5 November 2013) of the total issued share capital of the Company.

As of 15 November 2013, Sinopec Group’s increased shareholding in the Company represents approximately 0.109% of the total issued share capital of the Company during the Increase Period. Immediately before the Shareholding Increase, Sinopec Group, directly and indirectly, held 86,089,416,000 shares of the Company, representing approximately 73.855% of the total issued share capital of the Company. On 15 November 2013, Sinopec Group, directly and indirectly, held 86,216,098,858 shares of the Company, representing approximately 73.964% of the total issued share capital of the Company.

The Shareholding Increase complies with the provisions of the Securities Law of the People’s Republic of China and other relevant laws, regulations and bylaws as well as the trading rules of the Shanghai Stock Exchange.

Sinopec Group undertakes not to reduce its shareholding in the Company within the Increase Period and the statutory period.

The Company will continue to oversee Sinopec Group’s increased shareholding in the Company and will promptly comply with the disclosure obligations in accordance with the Rules Governing the Listing of Stocks on Shanghai Stock Exchange (2012 Revision), the Measures for the Administration of the Takeover of Listed Companies (2012 Revision) and the Guidelines on the Increase of Shareholding by Shareholders and Their Persons Acting in Concert in Companies Listed at the Shanghai Stock Exchange (2012 Revision).

By Order of the Board
Huang Wensheng
Secretary to the Board of Directors

15 November 2013
As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
* Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: November 15, 2013